May 12, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: KEEMO Fashion Group Ltd.

Registration Statement on Form S-1/A

Filed April 28, 2023

File No. 333-267967

To the men and women of the SEC:

On behalf of KEEMO Fashion Group Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 10, 2023, addressed to Ms. Liu Lu, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on April 28, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Description of Business, page 16

1. Please indicate whether the suppliers and customers described in this section are located in China.

Company Response:

We have updated page 16 and 17 accordingly.

Exhibits to the Registration Statement

Exhibit 23.1, page 29

2. The consent included in this amendment cites "Amendment 3" and is dated March 23, 2023. Please file an updated consent citing the correct Amendment, with a date that corresponds to the Amendment’s filing date.

Company Response:

We have included an updated Exhibit 23.1.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 12, 2023

/s/ Liu Lu

Liu Lu

Chief Executive Officer